Filed by TradeStation Group, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Quantum FinTech Acquisition Corporation

Commission File No.: 001-40009

TradeStation Reports Brokerage Metrics for January 2022

PLANTATION, FL, February 7, 2022 – TradeStation Group, Inc. (“TradeStation”), the parent company of award-winning self-clearing online brokerages for trading stocks, ETFs, equity and index options, futures, futures options and cryptocurrencies, today reported certain monthly business metrics for January 2022:

•	195,969 Total Customer Accounts, 44.7% higher than prior year
•	21,052 Gross New Accounts, 218.2% higher than prior year
•	239,227 Daily Average Revenue Trades (DARTs), 12.4% lower than prior year
•	$11.5 billion Total Customer Assets, 16.7% higher than prior year
•	$3.0 billion of Total Customer Cash, 5.9% higher than prior year

Comparisons to the prior year mean a comparison of the month (or month-end, as applicable) of January 2022 to the month (or month-end, as applicable) of January 2021.

Total Customer Accounts is the number of customer brokerage accounts with a positive account balance at the end of the period presented.

Gross New Accounts is the total number of approved customer brokerage accounts funded during the period presented, and includes accounts funded during the period presented that were opened and approved (but not funded) in a prior period, as well as accounts that were opened and funded in a prior period, but then went to a zero balance and were subtracted from Total Customer Accounts, but then were again funded during the period presented.

Daily Average Revenue Trades (DARTs) means daily average revenue trades made by customers. A revenue trade means one completed customer equities, options, futures, or crypto trade, regardless of the number of shares, contracts, or units included in such trade, and includes trades completed under TradeStation’s “zero commission” plans (which are supported by payment-for-order-flow, or “PFOF,” revenue). Each “side” of a futures trade is counted as one revenue trade. Partial fills of an equities order on the same day are aggregated and counted as one revenue trade. DARTs are calculated by dividing the total number of revenue trades in the period presented by the total number of “Trading Days” in the period presented. A “Trading Day” means each day during the period presented that trading is open on NYSE and NASDAQ markets. A day on which such markets close early, such as the Friday after Thanksgiving, is counted as half a day. DARTs is a general indicator, as each of the asset classes TradeStation offers has a different fee structure and level of profitability.

Total Customer Assets is total cash and assets held in customer brokerage accounts at the end of the period presented.

Total Customer Cash is the aggregate cash held in customer brokerage accounts (equities and futures accounts – no cash is held in customer cryptocurrency accounts) at the end of the period presented.

Included in both Total Customer Accounts and Gross New Accounts are customer cryptocurrency accounts opened and funded through a marketing promotion that began December 20, 2021 in which TradeStation makes the initial account funding for the customer (BTC equal to $10.00). Cryptocurrency accounts opened under this promotion represented 13,450 of the 14,147 total gross new cryptocurrency accounts added in the month of January 2022. TradeStation intends to monitor and evaluate the success of this crypto account-opening promotion to decide if and how long it should be continued, or be continued on a modified or different basis, including by evaluating the extent to which these TradeStation-initially-funded cryptocurrency accounts receive additional deposits from, and account revenues generated by, these customers.

More information, including historical results for each of the above metrics, are attached.

About TradeStation Group, Inc.

TradeStation has, for decades, provided innovative fintech decision-support analysis and order-placement tools that support self-directed traders and investors in their journeys to claim their financial edge. TradeStation provides award-winning trading and analysis platforms and self-clearing online brokerage services for stocks, ETFs, equity and index options, commodity and financial futures, futures options, and cryptocurrencies. These trading platforms are accessible on desktop, Web and mobile, as well as via API technologies which seamlessly provide access to TradeStation’s brokerage environment through third-party platforms. TradeStation’s offerings also include deep and growing learning content designed to build confidence among those new to investing and hone the skills of seasoned traders.

TradeStation Securities, Inc. (Member NYSE, FINRA, SIPC, NSCC, DTC, OCC, NFA & CME) offers self-clearing equities, options, futures and futures options brokerage services as a licensed securities broker-dealer and futures commission merchant (FCM) and is a member of major equities and futures exchanges in the United States. TradeStation Crypto, Inc. offers self-clearing cryptocurrency brokerage services under federal and state money services business, money-transmitter and similar registrations and licenses. TradeStation Crypto, Inc. is not subject to NFA’s regulatory oversight and examinations.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, that reflect TradeStation’s current views with respect to, among other things, the future operations and financial performance of TradeStation. Forward-looking statements in this communication may be identified by the use of words such as “continue,” “intends,” and “should,” and similar terms and phrases. Forward-looking statements contained in this communication include TradeStation’s potential decisions regarding the success of marketing campaigns and approaches, including the success of its crypto account-opening/marketing promotion, and whether crypto customer accounts added through such promotion will provide further funding or deposits to, or trade in, such accounts. The forward-looking statements contained in this communication are based on the current expectations of TradeStation and its management and are subject to risks and uncertainties. No assurance can be given that future developments affecting TradeStation will be those that are anticipated. Actual results may differ materially from current expectations due to changes in global, regional or local economic, business, competitive, market, regulatory and other factors, risks and uncertainties, including those under the heading “Risk Factors” in publicly-available SEC filings made by TradeStation. Should one or more of these risks or uncertainties materialize, or should any of the assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Factors that could cause actual results to differ may emerge from time to time, and it is not possible to predict all of them.

TradeStation Group Reports Results for Three and Nine Months Ended December 31, 2021

Proposed Business Combination

As previously announced, TradeStation Group, Inc. (the “Company”) and Quantum FinTech Acquisition Corporation (“Quantum”) have entered into agreements to effect a business combination (the “Business Combination”). This presentation does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase, any securities of the Company, Quantum, the combined company or any of their respective affiliates. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), or an exemption therefrom, nor shall any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction be effected. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon the merits of the Business Combination or the accuracy or adequacy of this presentation.

In connection with the proposed Business Combination between the Company and Quantum, the Company has filed a registration statement on Form S-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) that includes a proxy statement / prospectus relating to the offer of the securities to be issued to Quantum. Investors, security holders and other interested persons are advised to read the Registration Statement and proxy statement / prospectus and any amendments thereto, and other relevant documents that are filed with the SEC carefully and in their entirety because they will contain important information about the Company, Quantum and the proposed Business Combination. The definitive proxy statement / prospectus will be mailed to stockholders of Quantum as of a record date to be established for voting on the proposed Business Combination. Investors, security holders and other interested persons will also be able to obtain copies of the Registration Statement and other documents containing important information about the Business Combination and the parties to the Business Combination once such documents are filed with the SEC, without charge, at the SEC’s website at www.sec.gov, or by directing a request to: Quantum FinTech Acquisition Corp., 4221 W. Boy Scout Blvd., Suite 300, Tampa, FL 33607, Attention: Investor Relations or by email at IR@qftacorp.com.

Quantum and the Company, their respective directors and executive officers and certain investors may be considered participants in the solicitation of proxies with respect to the proposed Business Combination under the rules of the SEC. Information about the directors and executive officers of Quantum and their ownership is set forth in Quantum’s filings with the SEC, including its final prospectus relating to its initial public offering in February 2021, which is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Quantum shareholders in connection with the proposed Business Combination, including the Company’s directors and executive officers and certain investors, will be contained in the Registration Statement for the Business Combination when available.

Contacts

Investors:

ir@tradestation.com

Media:

Madison Roberts

281-684-9857

madison.roberts@fleishman.com

Certain Business Metrics Fiscal Year-Ended March 31, 2022 Business Metrics1 1 TradeStation’s fiscal year is from April 1 through March 31. 2 A “Trading Day” means each day during the period presented that trading is open on NYSE and NASDAQ markets. A day on which such markets close early, such as the Friday after Thanksgiving, is counted as half a day. 3 “Total Customer Accounts” is the number of customer brokerage accounts with a positive account balance at the end of the period presented. 4 “Gross New Accounts” is the total number of approved customer brokerage accounts funded during the period presented, and includes accounts funded during the period presented that were opened and approved (but not funded) in a prior period, as well as accounts that were opened and funded in a prior period, but then went to a zero balance and were subtracted from Total Customer Accounts, but then were again funded during the period presented. Included in Gross New Accounts are customer cryptocurrency accounts opened and funded through a marketing promotion that began December 20, 2021 in which TradeStation makes the initial account funding for the customer (BTC equal to $10.00). Cryptocurrency accounts opened under this promotion represented 4,950, of the 5,725 total gross new cryptocurrency accounts added in the month of December 2021 and 13,450 of the 14,147 total gross new cryptocurrency accounts added in the month of January 2022. TradeStation intends to monitor and evaluate the success of this cryptocurrency account-opening promotion to decide if and how long it should be continued, or be continued on a modified or different basis, including by evaluating the extent to which these TradeStation-initially-funded crypto accounts receive additional deposits from, and account revenues generated by, these customers. 5 “Total Customer Assets” is total cash and assets held in customer brokerage accounts at the end of the period presented. 6 “Total Customer Cash” is the aggregate cash held in customer brokerage accounts (equities and futures accounts – no cash is held in customer cryptocurrency accounts) at the end of the period presented. 7 “DARTs” means daily average revenue trades made by our customers. A revenue trade means one completed customer equities, options, futures, or crypto trade, regardless of the number of shares, contracts, or units included in such trade, and includes trades completed under TradeStation’s “zero commission” plans (which are supported by payment-for-order-flow, or “PFOF,” revenue). Each “side” of a futures trade is counted as one revenue trade. Partial fills of an equities order on the same day are aggregated and counted as one revenue trade. DARTs are calculated by dividing the total number of revenue trades in the period presented by the total number of Trading Days in the period presented. DARTs is a general indicator, as each of the asset classes TradeStation offers has a different fee structure and level of profitability. {Total Customer Assets and Total ~ ~ Jun Jul ~ ~ Oct Nov Dec Jan Feb Mar Customer Cash, in Millions) Trading Days2 21.0 20.0 22.0 21.0 22.0 21.0 21.0 20.5 22.0 20.0 19.0 23 .0 Total Customer Accounts' 150,319 153,885 156,961 158,612 160,532 162,751 165,811 170,597 178,863 195,969 Gross New Accounts4 8,176 7,380 6,737 5,596 5,564 5,663 6,528 8,701 12,183 21,052 Total Customer Assets' 10,842 10,746 11,359 11,179 11,780 11,269 12,393 12,344 12,286 11,505 Total Customer Cash6 2,924 2,889 2,886 2,892 2,915 2,883 2,937 2,915 2,984 2,962 DARTs7 217,317 213,286 213,008 202,925 197,460 209,704 210,529 231,653 202,857 239,227

Certain Business Metrics Fiscal Year-Ended March 31, 2021 Business Metrics1 1 TradeStation’s fiscal year is from April 1 through March 31. 2 A “Trading Day” means each day during the period presented that trading is open on NYSE and NASDAQ markets. A day on which such markets close early, such as the Friday after Thanksgiving, is counted as half a day. 3 “Total Customer Accounts” is the number of customer brokerage accounts with a positive account balance at the end of the period presented. 4 “Gross New Accounts” is the total number of approved customer brokerage accounts funded during the period presented, and includes accounts funded during the period presented that were opened and approved (but not funded) in a prior period, as well as accounts that were opened and funded in a prior period, but then went to a zero balance and were subtracted from Total Customer Accounts, but then were again funded during the period presented. 5 “Total Customer Assets” is total cash and assets held in customer brokerage accounts at the end of the period presented. 6 “Total Customer Cash” is the aggregate cash held in customer brokerage accounts (equities and futures accounts – no cash is held in customer cryptocurrency accounts) at the end of the period presented. 7 “DARTs” means daily average revenue trades made by our customers. A revenue trade means one completed customer equities, options, futures, or crypto trade, regardless of the number of shares, contracts, or units included in such trade, and includes trades completed under TradeStation’s “zero commission” plans (which are supported by payment-for-order-flow, or “PFOF,” revenue). Each “side” of a futures trade is counted as one revenue trade. Partial fills of an equities order on the same day are aggregated and counted as one revenue trade. DARTs are calculated by dividing the total number of revenue trades in the period presented by the total number of Trading Days in the period presented. DARTs is a general indicator, as each of the asset classes TradeStation offers has a different fee structure and level of profitability. {Total Customer Assets and Total ru!! ~ Jun Jul ~ ~ Oct Nov Dec Jan Feb Mar Customer Cash, in Millions) Trading Days2 21.0 20.0 22.0 22.0 21.0 21.0 22.0 19.5 21.5 19.0 19.0 23.0 Total Customer Accounts' 111,317 114,289 118,219 119,222 122,843 126,078 128,428 128,641 131,431 135,402 139,354 145,887 Gross New Accounts4 6,435 5,933 6,446 5,544 6,371 5,952 5,198 4,589 5,360 6,615 10,658 9,988 Total Customer Assets' 6,028 6,303 6,702 7,264 7,895 7,826 7,738 8,722 9,259 9,856 10,106 10,336 Total Customer Cash6 2,157 2,169 2,235 2,365 2,457 2,405 2,437 2,552 2,641 2,796 2,820 2,795 DARTs7 176,967 178,577 201,831 199,988 202,220 255,006 231,096 249,533 237,796 273,166 287,875 271,075

Certain Business Metrics Fiscal Year-Ended March 31, 2020 Business Metrics1 1 TradeStation’s fiscal year is from April 1 through March 31. 2 A “Trading Day” means each day during the period presented that trading is open on NYSE and NASDAQ markets. A day on which such markets close early, such as the Friday after Thanksgiving, is counted as half a day. 3 “Total Customer Accounts” is the number of customer brokerage accounts with a positive account balance at the end of the period presented. 4 “Gross New Accounts” is the total number of approved customer brokerage accounts funded during the period presented, and includes accounts funded during the period presented that were opened and approved (but not funded) in a prior period, as well as accounts that were opened and funded in a prior period, but then went to a zero balance and were subtracted from Total Customer Accounts, but then were again funded during the period presented. 5 “Total Customer Assets” is total cash and assets held in customer brokerage accounts at the end of the period presented. 6 “Total Customer Cash” is the aggregate cash held in customer brokerage accounts (equities and futures accounts – no cash is held in customer cryptocurrency accounts) at the end of the period presented. 7 “DARTs” means daily average revenue trades made by our customers. A revenue trade means one completed customer equities, options, futures, or crypto trade, regardless of the number of shares, contracts, or units included in such trade, and includes trades completed under TradeStation’s “zero commission” plans (which are supported by payment-for-order-flow, or “PFOF,” revenue). Each “side” of a futures trade is counted as one revenue trade. Partial fills of an equities order on the same day are aggregated and counted as one revenue trade. DARTs are calculated by dividing the total number of revenue trades in the period presented by the total number of Trading Days in the period presented. DARTs is a general indicator, as each of the asset classes TradeStation offers has a different fee structure and level of profitability. {Total Customer Assets and Total ~ ~ Jun Jul ~ ~ Oct Nov Dec Jan Feb Mar Customer Cash, in Millions) Trading Days2 21.0 22.0 20.0 21.5 22.0 20.0 23.0 19.5 20.5 21.0 19.0 22.0 Total Customer Accounts' 98,054 98,706 99,826 101,362 102,932 103,792 104,138 102,654 102,601 103,425 104,128 107,692 Gross New Accounts4 2,880 2,751 2,643 3,096 3,137 2,401 2,460 2,129 2,250 3,080 3,094 5,622 Total Customer Assets' 5,627 5,355 5,556 5,622 5,647 5,627 5,693 5,843 5,969 6,005 5,735 5,420 Total Customer cash6 2,093 2,034 2,084 2,079 2,090 2,122 2,075 2,049 2,090 2,107 2,077 2,089 DARTs7 69,696 88,938 80,292 79,185 96,844 84,991 82,924 80,059 76,830 105,140 131,609 182,978

Certain Business Metrics Fiscal Year-Ended March 31, 2019 Business Metrics1 1 TradeStation’s fiscal year is from April 1 through March 31. 2 A “Trading Day” means each day during the period presented that trading is open on NYSE and NASDAQ markets. A day on which such markets close early, such as the Friday after Thanksgiving, is counted as half a day. 3 “Total Customer Accounts” is the number of customer brokerage accounts with a positive account balance at the end of the period presented. 4 “Gross New Accounts” is the total number of approved customer brokerage accounts funded during the period presented, and includes accounts funded during the period presented that were opened and approved (but not funded) in a prior period, as well as accounts that were opened and funded in a prior period, but then went to a zero balance and were subtracted from Total Customer Accounts, but then were again funded during the period presented. 5 “Total Customer Assets” is total cash and assets held in customer brokerage accounts at the end of the period presented. 6 “Total Customer Cash” is the aggregate cash held in customer brokerage accounts (equities and futures accounts – no cash is held in customer cryptocurrency accounts) at the end of the period presented. 7 “DARTs” means daily average revenue trades made by our customers. A revenue trade means one completed customer equities, options, futures, or crypto trade, regardless of the number of shares, contracts, or units included in such trade, and includes trades completed under TradeStation’s “zero commission” plans (which are supported by payment-for-order-flow, or “PFOF,” revenue). Each “side” of a futures trade is counted as one revenue trade. Partial fills of an equities order on the same day are aggregated and counted as one revenue trade. DARTs are calculated by dividing the total number of revenue trades in the period presented by the total number of Trading Days in the period presented. DARTs is a general indicator, as each of the asset classes TradeStation offers has a different fee structure and level of profitability. (Total Customer Assets and Total ~ ~ Jun Jul ~ ~ Oct Nov Dec Jan Feb Mar Customer Cash, in Millions) Trading Days 2 21.0 22.0 21.0 20.5 23.0 19.0 23.0 20.5 18.5 21.0 19.0 21.0 Total Customer Accounts' 82,589 84,191 85,396 86,879 88,494 89,850 91,597 91,959 92,878 94,449 95,559 96,972 Gross New Accounts• 2,756 3,051 2,531 2,770 2,955 2,642 3,110 2,529 2,415 2,987 2,657 2,930 Total Customer Assets' 5,220 5,417 5,470 5,557 5,786 5,759 5,457 5,476 5,101 5,422 5,486 5,534 Total Customer Cash6 2,033 2,022 2,051 2,050 2,071 2,048 2,089 2,072 2,054 2,096 2,095 2,067 DARTs7 83,823 75,877 74,042 69,362 66,006 73,356 92,082 85,860 92,583 81,248 74,217 80,129